INNATE PHARMA SA
HALF-YEAR FINANCIAL REPORT
JUNE 30, 2025

INNATE PHARMA S.A.
French société anonyme governed by a Board of Directors
with a share capital of 4,609,522.15 euros composed of
92,176,373 ordinary shares, and 14,070 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France
Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Board of Directors on September 16, 2025, and have been subject to a limited review by our Statutory Auditors.

SUMMARY

PRELIMINARY NOTE AND DISCLAIMER ON FORWARD-LOOKING INFORMATION AND RISK FACTORS................................................................................................................................................	3
INNATE PHARMA AT A GLANCE.............................................................................................................	4
HALF-YEAR MANAGEMENT REVIEW......................................................................................................	5
A.Revenue and other income.....................................................................................................	6
B.Operating expenses.................................................................................................................	9
C.Net financial income (loss).....................................................................................................	11
D.Balance sheet items.................................................................................................................	12
E.Cash-flow items.......................................................................................................................	13
F.Key events since January 1, 2025............................................................................................	14
G.Nota.........................................................................................................................................	16
H.Main risks and uncertainties for the remaining six months of the fiscal year..........................................................................................................................................	16
I.Related party transactions......................................................................................................	17
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025..........................................................................................................................	18
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)....................................................................................................................................	18
B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)...........................................................................	19
C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)..............................................................................................................	19
D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)........................................................................................................................................	20
E.Interim Consolidated Statements of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)....................................................................................	21
F.Interim Condensed Notes to the Consolidated Financial Statements..............................................................................................................................	22
STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION.......................................................................................................................................	48
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT..................................................................................................................................................	50

Innate Pharma |Half-year financial report June 30, 2025 | 2

PRELIMINARY NOTE AND DISCLAIMER ON FORWARD-LOOKING INFORMATION AND RISK FACTORS

In this interim financial report, unless stated otherwise, the terms the “Company,” “Innate,” “Innate Pharma” and “Group” refer to Innate Pharma SA and its subsidiary.

This interim report contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than those relating to present and historical facts and conditions contained in this interim report, including statements regarding the Company’s future results of operations and financial position, business strategy, plans and the Company’s objectives for research and development and future operations, are forward-looking statements. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this interim report.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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INNATE PHARMA AT A GLANCE
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).
Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2025 generated a net loss of 21,344 thousand euros. As of June 30, 2025, shareholders' equity amounted to 5,144 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments and debt financing.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2025, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009. This subsidiary is fully consolidated.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in the United States, and had 174 full time equivalent employees as of June 30, 2025.
Learn more about Innate Pharma at www.innate-pharma.com (please note the contents of the website are not incorporated into this report) .

Innate Pharma |Half-year financial report June 30, 2025 | 4

HALF-YEAR MANAGEMENT REVIEW
The key elements of Innate Pharma’s financial results for the first half of 2025 are as follows:
•Cash, cash equivalents and financial assets (current and non-current) amounting to 70.4m (million euros) as of June 30, 2025 (€91.1m as of December 31, 2024). At the same date, the financial liabilities amounted to €27.0m, including €18.1m of non-current liabilities (€31.0m as of December 31, 2024, including €22.3m of non-current financial liabilities).
•Revenue and other income amounting to €4.9m (€12.3m for the first half of 2024). This amount mainly results from collaboration and licensing revenue (€1.7m) and from research tax credit (€3.2m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune and Sanofi/Genzyme.
•Operating expenses amounting to €30.3m (€38.7m for the first half of 2025), of which 67.8% are related to research and development.
Research and development expenses amount to €20.5m compared to €29.1m for the first half of 2024 and decrease by €8.6m, mainly explained by direct R&D expenses, which slightly decreased by €7.3 million, remained at €9.7 million, related to the phasing of studies (maturity of clinical studies on lacutamab, discontinuation of preclinical studies, and start of phase 1 of our antibody-drug conjugate (ADC) program).
General expenses amounting to €9.8 million (compared to €9.6 million in the first half of 2024), an increase of €0.2 million. This increase is due to a €0.8 million increase in personnel expenses linked to provisions for risks and charges, bringing personnel expenses to €4.8 million in the first half of 2025, offset by a €0.5 million decrease in non-scientific and consulting fees, which amounts to €1.4 million in the first half of 2025, resulting mainly from greater use of recruitment agencies in 2024 (for the establishment of the clinical department), which was not renewed in 2025.
•A net loss for the first half of 2025 amounting to €21.3m (compared to net loss of €24.8m for the first half of 2024).
Note on change of accounting standards during the period
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2025 and, as such, they have been adopted by the Company:
•Amendment to IAS 21 : Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability;
These amended standards have no impact on the interim condensed consolidated financial statements.

The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2025 or have not yet been adopted by the European Union, and have not been applied early:
•IFRS 18 : Presentation of financial statements;
•Amendment to IFRS 9 : Classification and Measurement of Financial Instruments;
•Amendments to IFRS 7 and IFRS 9: Clarification on Nature-dependent electricity contracts.
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These standards have not been early applied. Impact studies relating to the application of IFRS 18 and the IFRS 9 Amendment on the classification of financial instruments are in progress.

The accounting rules and valuation principles applied for the financial statements at June 30, 2025 are the same as those applied at December 31, 2024 .
A.Revenue and other income
Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. They decreased by €7.5 million, to €4.9 million for the six months ended June 30, 2025, as compared to revenue and other income of €12.3 million for the six months ended June 30, 2024.

in thousands of euro	June 30, 2025	June 30, 2024
Revenue from collaboration and licensing agreements	1,671	8,293
Government funding for research expenditures	3,189	4,052
Revenue and other income	4,860	12,345
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €6.6 million, to €1.7 million for the six months ended June 30, 2025, as compared to revenue from collaboration and licensing agreements of €8.3 million for the six months ended June 30, 2024. As a reminder, these revenues mainly resulted from the spreading of proceeds received in connection with the agreements signed with AstraZeneca in April 2015 and October 2018 with Sanofi in 2016 and 2022. These revenues are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. Revenue from collaboration and licensing agreements are set forth in the table below:

(in thousands of euro)	June 30, 2025	June 30, 2024

Proceeds from collaboration and licensing agreements	755	7,396
of which monalizumab agreement (AstraZeneca)	56	2,994
of which 2016 Sanofi agreement	—	4,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	198	199
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment, income related to the option exercise and income related to the completion of work in line with the joint research program	—	203
of which other agreements	501	—
Invoicing of R&D costs (IPH5201 agreement)	916	897
Revenue from collaboration and licensing agreements	1,671	8,293

Proceeds from collaboration and licensing agreements

For monalizumab, these amounts result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100 million milestone regarding the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million received from AstraZeneca in December 2020
Innate Pharma |Half-year financial report June 30, 2025 | 6

triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view of the commitment linked to the agreement for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
In addition to these amounts, AstraZeneca made an additional payment of $50.0 million in June 2022, triggered by the treatment of the first patient in a second Phase 3 trial evaluating monalizumab in April 2022. This additional payment has been treated as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) for an amount of $36.0 million in view to the contractual commitment linked to the Phase 1/2 studies (co-funding under the initial contract). The remaining $14.0 million was treated as a change in estimate of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies.
The amounts not yet recognized in revenue are classified as deferred revenue.
Proceeds related to monalizumab - AstraZeneca:
Revenue related to monalizumab decreased by €2.9 million, to €0.1 million for the six months ended June 30, 2025, as compared to €3.0 million for the six months ended June 30, 2024. This decrease is mainly due to the progress of Phase 1/2 trials close to termination.
As of June 30, 2025, the deferred revenue related to monalizumab is €0.2 million entirely classified as “Deferred revenue—Current portion” in connection with the progress of Phase 1/2 trials.
Proceeds related to Sanofi licensing and collaboration agreement (2016) :
Revenue related to the license and collaboration agreement signed with Sanofi in 2016 is nil for the six months ended June 30, 2025, as compared to €4.0 million for the six months ended June 30, 2024.
On April 15, 2024, the company announced the treatment of the first patient in the dose-extension portion of the clinical trial evaluating SAR443579/IPH6101, materializing the progression of the clinical trial developed by Sanofi towards phase 2 in various blood cancers. The decision triggered a milestone payment to Innate of €4 million recognized in income at June 30, 2024 and collected on May 17, 2024. In alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET). Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET) on July 1st, 2025.
As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023. This study is ongoing. It has not triggered any milestone payments as of June 30, 2025.
Proceeds related to Sanofi research collaboration and licensing agreement (2022) :
As a reminder, on December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million for the exclusive license, €1.5 million for the research activities and €5.0 million for the option on two additional targets.
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The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, the €18.5 million upfront payment relating to the exclusive license was fully recognized in revenue as of June 30, 2023.
The Company will perform collaborative research activities for an initial estimated three-year period from the effective date of the collaboration, i.e. January 24, 2023. During this period, Sanofi and Innate will collaborate and work on research activities as defined in the research program described in the agreement. Consequently, the corresponding upfront payment of €1.5 million is recognized on a straight-line basis over the duration of the research activities that the Company has agreed to carry out. As a result, a €0.2 million has been recognized in revenue as of June 30, 2025 and June 30, 2024. Amounts not recognized in revenue are classified as deferred revenue—current portion for €0.4 million and deferred revenue—non-current portion for €0.1 million.
As previously announced, on December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two targets. As a consequence, the Company recognized related income of €2.5 million as of December 31, 2023. This option exercise also resulted in a milestone payment of €15.0 million, including €13.3 million in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1.7 million in respect of research activities to be carried out by the Company, which will be recognized in income on a straight-line basis over the duration of the research work that the Company has agreed to carry out. Sanofi and Innate will collaborate and work on the research activities defined in the contractual research program. This work began during the first half of 2024. An amount of €0.2 million has been recognized in revenue as of June 30, 2024. Amounts not recognized in revenue are classified as deferred revenue—current portion for €0.4 million and deferred revenue—non-current portion for €1.1 million as of June 30, 2024.
On October 9, 2024, the Company received a termination letter for the license agreement concerning this option. The termination ends the research work. The revenue of €1.7 million was therefore fully recognized as revenue on December 31, 2024.
Innate has regained full rights to IPH67, a NK Cell Engager program derived from the ANKET® platform currently in development for solid tumors. Sanofi retains a right to a low single-digit compensation regarding any future revenue that Innate Pharma may receive for licenses of IPH67, as well as payments based on milestones should the Company develop IPH67 itself, and an ongoing royalty fee in the low-single digits.
Under the terms of the agreement, Sanofi still retains a license option for a third preclinical molecule. The option may be exercised at the latest on January 24, 2028.
Invoicing of research and development costs - AstraZeneca:
Pursuant to our agreements with AstraZeneca, external research and development costs related to IPH5201 are equally shared between Innate Pharma and AstraZeneca, in accordance with the amendment signed in June 2022. These costs are invoiced back on a quarterly basis.
Revenue from invoicing of research and development costs for the six months ended June 30, 2025 are equivalent as compared to the six months ended June 30, 2024. Theses revenues depends on the research and development costs incurred by the Company under these agreements during the first half of 2024 and 2025 in line with the clinical trial progress.
Government financing for research expenditures
The table below details government financing for research expenditures for the six months ended June 30, 2025 and June 30, 2024.
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in thousands of euro	June 30, 2025	June 30, 2024

Research tax credit	3,189	4,050
Grants	—	2
Government financing for research expenditures	3,189	4,052
Government financing for research expenditures decreased by €0.9 million, or 21.3%, to €3.2 million for the six months ended June 30, 2025 as compared to €4.1 million for the six months ended June 30, 2024.
This change is mainly due to a €0.8 million decrease in the research tax credit which is primarily the result of a €2.8 million decrease in eligible subcontracting expenses following progress in studies and research programs.
As a reminder, the research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.
B.Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2025 and June 30, 2024:

in thousands of euro	June 30, 2025	June 30, 2024
Research and development expenses	(20,520)	(29,076)
General and administrative expenses	(9,767)	(9,582)
Operating expenses	(30,287)	(38,657)

Research and development expenses (R&D)
R&D expenses in the periods presented primarily relate to activities for the Company’s clinical and preclinical programs. Our research and development expenses are broken down as set forth in the table below :

in thousands of euro	June 30, 2025	June 30, 2024
Monalizumab	(5)	(69)
Lacutamab	(3,218)	(5,224)
IPH65	(1,222)	(844)
IPH5201	(1,862)	(1,725)
IPH4502[1]	(1,722)	(7,508)
Other programs	(167)	(370)
Sub-total programs in clinical development	(8,197)	(15,740)
Sub-total programs in preclinical development	(1,524)	(1,330)
Total direct research and development expenses	(9,721)	(17,070)
Personnel expenses (including share-based payments)	(8,996)	(8,707)
Depreciation and amortization	(257)	(643)
Other expenses	(1,546)	(2,655)
Personnel and other expenses	(10,800)	(12,005)
Total research and development expenses	(20,520)	(29,076)
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1.The first half of 2024 expenses for the IPH 4502 program were reported in the 2024 H1 Half-year financial report in the subtotal for programs preclinical in development. Following the clinical transition of this program in January 2025 when the first patient was dosed, we reclassified the first half of 2024 expenses in the subtotal for clinical programs in development.
R&D expenses decreased by €8.6 million, or 29.4%, to €20.5 million for the six months ended June 30, 2025, as compared to R&D of €29.1 million for the six months ended June 30, 2024.
R&D expenses represented a total of 67.8% and 75.2% of the total operating expenses for the six months ended June 30, 2025 and June 30, 2024, respectively.
Direct R&D expenses decreased by €7.3 million, or 43.1%, to €9.7 million for the six months ended June 30, 2025, as compared to an amount of €17.1 million for the six months ended June 30, 2024. This variation is mainly explained by a €7.5 million decrease in expenses related to the phasing of studies (maturity of clinical studies on lacutamab, discontinuation of preclinical studies, and start of phase 1 of our antibody-drug conjugate (ADC) program). Expenditures related to preclinical programs increase by €0.2 million.
The variation in clinical program expenses is explained by: (i) a €5.8 million decrease in preclinical costs for IPH4502 (drug manufacturing and toxicity studies) following the start of Phase 1; (ii) a €2.0 million euros decrease in the lacutamab program (maturity of clinical studies) (iii) offset by a €0.4 million increase related to the IPH 65 program in the recruitment phase.
Additionally, as of June 30, 2025, collaboration liabilities related to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018, and September 2020 amounted to €41.3 million, as compared to collaborations liabilities to €48.6 million as of December 31, 2024. This €7.3 million decrease mainly results from (i) net reimbursements of €1.7 million made to AstraZeneca in the first half of 2025 related to the co-funding of the monalizumab program, including the INTERLINK-1 Phase 3 trial launched in October 2020 and closed as of today and PACIFIC-9 launched in April 2022, and (ii) the decrease in the collaboration commitment by €5.6 million due to exchange rate fluctuations observed during the period for the euro-dollar exchange rate.
Personnel and other expenses allocated to R&D decreased by €1.2 million, or 10.0%, to €10.8 million for the six months ended June 30, 2025, as compared to an amount of €12.0 million for the six months ended June 30, 2024. This decrease is attributable to other expenses of 1.1 million d’euros (primarily a reduction in scientific consulting fees due to the establishment of the clinical department, foreign exchange impacts, and lower patent royalties); (ii) depreciation and amortization charges of 0.4 million euros relating to monalizumab rights following the full amortization of these rights, partially offset by an increase in personnel expenses as a result of the establishment of the clinical department.
General and administrative expenses:
General and administrative expenses increased by €0.2 million, or 1.9%, to €9.8 million for the six months ended June 30, 2025, as compared to general and administrative expenses of €9.6 million for the six months ended June 30, 2024. General and administrative expenses represent a total of 32.2% and 24.8% of the total operating expenses for the six months ended June 30, 2025 and June 30, 2024, respectively. The table below presents our general and administrative expenses by nature for the six months ended June 30, 2025 and June 30, 2024:

in thousands of euro	June 30, 2025	June 30, 2024
Personnel expenses (including shared-based payments)	(4,784)	(4,001)
Non scientific advisory and consulting	(1,397)	(1,934)
Other expenses (1)	(3,586)	(3,648)
Total general and administrative expenses	(9,767)	(9,582)
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(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.
Personnel expense includes the compensation paid to our employees. They amounted €4.8 million for the six months ended June 30, 2025, as compared to €4.0 million for the six months ended June 30, 2024. The increase of €0.8 million is mainly due to provisions for risks and charges.
Non-scientific and consulting fees mainly consist of fees for statutory auditors, accountants, legal advisors, and recruitment. This item decreased by €0.5 million, or 27.8%, to €1.4 million for for the first half of 2025, compared to €1.9 million for the first half of 2024. The decrease is mainly due to greater use of recruitment agencies in 2024 (for the establishment of the clinical department), which was not repeated in 2025.
Other expenses remained stable.

C.Net financial income (loss)
We recognized a net financial income of €4.1 million in the six months ended June 30, 2025 as compared to €1.5 million in the six months ended June 30, 2024. This variance of €2.5 million mainly results from (i) a favorable variation in net foreign exchange gain increasing by €3.9 million for the first half of 2025 with its favorable impact on the collaboration liabilities recorded during the first half of 2025 in connection with the change in the dollar exchange rate and (ii) an unfavorable variation of €1.5 million in income resulting from financial assets and fair value revaluation due to an unfavorable effect of investment rates recorded on the financial markets.
The table below presents the components of our net financial income (loss) for the six months ended June 30, 2025 and June 30, 2024:

(in thousands of euro)	June 30, 2025	June 30, 2024

Interests on financial assets	793	1,269
Change in valuation allowance on financial instruments	464	1,471
Foreign exchange gains	5,630	873
Financial income	6,886	3,613
Foreign exchange losses	(2,574)	(1,763)
Interest on financial liabilities	(229)	(300)
Financial expenses	(2,803)	(2,064)
Net financial income (loss)	4,083	1,549
Our investment policy focuses on the absence of capital risk and, as far as possible, a guaranteed minimum performance.
For the six months ended June 30, 2025 and June 30, 2024, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets and collaboration debt. Unrealized losses on financial assets relate to unquoted instruments.

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D.Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €70.4m as of June 30, 2025, as compared to €91.1m as of December 31, 2024. Net cash as of June 30, 2025 amounted to €51.1m (€72.1m as of December 31, 2024). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities. Net cash is a non-IFRS financial indicator that is reviewed by the Company’s management and that the Company believes provides useful information to investors with respect to measuring cash resources that are available for strategic investment. Net cash is not defined by IFRS and is not a substitute for “cash and cash equivalents” as reported under IFRS. Management recognizes that the term net cash may be interpreted differently by other companies and under different circumstances.
The other key balance sheet items as of June 30, 2025 are as follows:
•Deferred revenue of €3.2m (including €2.6m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities amounting to €41.3m (including €34.5m booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €10.7m in relation to the research tax credit for 2024 and the six-month period ended June 30, 2025;
•Shareholders’ equity of €5.1m including the net loss for the first half of 2025 of €21.3m and Sanofi investment for €15.0m.
As of June 30, 2025, the Company has been primarily financed by revenue from its collaboration, licensing agreements since 2011 (€579.1m in total, or $656.1m), and by issuing new shares (324.3 in total excluding share-based payments and the costs the costs associated with capital increases). The table below summarizes the main capital increases, in value, between the creation of the Company and June 30, 2025:

As of	Amount raised
April 2000 :	€1.2	m
March 2001	€3.3	m
July 2002 :	€20.0	m
March 2004 :	€5.0	m
July 2004 :	€10.0	m
March 2006 :	€10.0	m
November 2006 :	€33.7	m
December 2009 :	€24.3	m
November 2013 :	€20.3	m
June 2014 :	€50.0	m
October 2018 :	€62.6	m
October 2019 :	€66.0	m
December 2024 :	€2.9	m
April 2025:	€15.0	m
Total	€324.3	m
The Company has also benefited from the research tax credit (CIR) and fundings received from BPI France (ex-Oseo) in repayable advances not bearing interest and PTZI loan (interest free loan for Innovation). As of June 30, 2025, the Company is not liable for any reimbursement in respect of these reimbursable advances and PTZI loan.
Innate Pharma |Half-year financial report June 30, 2025 | 12

The Company also has bank borrowings of €26.4m, including €18.1m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2025 and €8.3m loans subscribed with Société Générale for the construction of its head office as well as €0.6m of lease liabilities.
The research tax credit (Crédit d’Impôt Recherche) (the “Research Tax Credit” or “CIR”) granted by the French tax authorities in order to encourage companies to conduct technical and scientific research. Companies that can justify that these expenses meet the required criteria receive such grants in the form of a refundable tax credit that can be used for the payment of taxes due for the period in which the expense was incurred and for the next three years or refunded if necessary upon expiry of such a period. As a reminder, the Company no longer met the eligibility criteria for this status (criteria not met after year-end analysis). Following the loss of its SME status, the Company decided to sell its CIR 2023 receivable to a bank. As a result, the asset - CIR 2023 receivable - has been derecognized. The CIR calculated in respect of 2024 and the first half of 2025 has been recognized as a non-current receivable.
Since its creation and at the date of this report, the Company has benefited from CIR reimbursements from French authorities for a net amount of €128.9m.

E.Cash-flow items
As of June 30, 2025, cash and cash equivalents amounted to €53.7m, a decrease of €12.7m compared to June 30, 2024.
The following table sets forth cash flow data for the six months ended June 30, 2025 and June 30, 2024:

in thousands of euro	June 30, 2025	June 30, 2024
Cash flows from / (used in) operating activities	(31,164)	3,036
Cash flows from / (used in) investing activities	6,974	932
Cash flows from / (used in) financing activities	10,476	(4,327)
Effect of the exchange rate changes	1,022	(257)
Net increase / (decrease) in cash and cash equivalents:	(12,692)	(615)

Cash flows from / (used in) operating activities:
Net cash flow from operating activities increased by €34.2 million to €31.2 million for the six months ended June 30, 2025 as compared to net cash flow used in operating activities of €3.0 million for the six months ended June 30, 2024.
Net cash flow from operating activities for the first half of 2024 includes successive cash payments received from AstraZeneca and Sanofi.
As a reminder, net cash flow from operating activities for the first half of 2024 notably includes (i) the collection of €15.0 million in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (ii) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers and (iii) the repayment by the French Treasury of the research tax
Innate Pharma |Half-year financial report June 30, 2025 | 13

credit receivable relating to the 2019 financial year for an amount of €16.7 million during the first quarter of 2024, as well as the carry-back receivable for an amount of €0.3 million.
Restated for these transactions linked to collaboration agreements and other non-recurring items such as the CIR refund, net cash flow used in operating activities for the first half of 2024 decreased by €2.6 million as compared to the first half of 2025. This change mainly results from lower net payments to suppliers.
Cash flows from / (used in) investing activities:
Net cash flow from investing activities for the six months ended June 30, 2025 was €7.0 million, mainly composed of a disposal of current financial instruments to meet cash requirements and partially reinvested up to €4 million in term deposits in order to secure and diversify investments.
Net cash flow from investing activities was €0.9 million for the six months ended June 30, 2024 and was mainly comprised of a disposal of a current financial instrument and partially offset by acquisitions of property, plant and equipment and intangible assets net of disposals for a net amount of €0.3 million.
The Company has not made any other significant investments in tangible, intangible or significant current and non-current financial assets during the first half of 2025 and 2024.
Cash flows from / (used in) financing activities:
Net cash flow in financing activities for the six months ended June 30, 2025 was €10.5 million as compared to net cash flow used in financing activities of €4.3 million the six months ended June 30, 2024, This cash flow includes the investment for a net amount of €14.9 million received from Sanofi, partially offset by consumptions mainly related to repayments of financial liabilities for €4.4 million (€4.3 million for the six month ended June 30, 2024).
F.Key events since January 1, 2025
•On January 27, 2025, the Company announced the first patient was dosed in its Phase 1 study (NCT06781983), investigating the safety and tolerability of IPH4502, an innovative Antibody-Drug Conjugate (ADC), in patients with advanced solid tumors known to express Nectin-4. The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.

•On February 3, 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company on February 27, 2025; until that date he remained EVP, President U.S. Operations. The position of Vice President, President of U.S. Operations is not contemplated to be filled at this time.

•On February 17, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least two prior systemic therapies including mogamulizumab.

Innate Pharma |Half-year financial report June 30, 2025 | 14

•On April 16, 2025, the Company announced that it plans to ask to the next General Meeting to be held on May 22, 2025 to transform into a société anonyme with a Board of Directors ("conseil d'administration"). This transformation is part of a strategic move to simplify and align Innate's corporate governance with international standards.

•On April 23, 2025, the Company announced review of their January 2016 Research Collaboration and License Agreement (the “2016 Agreement”) with Sanofi:
◦as previously disclosed and in alignment with its current strategic priorities, Sanofi will opt to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications;
◦in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET); Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET) on July 1, 2025;
◦as part of these discussions, Sanofi and Innate agreed to a potential investment by Sanofi of up to €15,000,000 in new shares of Innate. .

◦On April 24, 2025, the Company announced that, given the satisfactory market conditions, Sanofi has agreed to subscribe to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium). As a result, the Company’s share capital was increased to €4,609,489.90, divided into 92,175,723 ordinary shares, 6,494 2016 preferred shares, and 7,581 2017 preferred shares. The tables below set out the Company’s shareholding, based on the information available to Innate as of the date of this report, before and after the closing of the capital increase:

Before closing

Shareholder	Nb of Shares[1]	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	11.71%	9,817,546	11.60%
Medimmune Limited	7,485,500	8.93%	7,485,500	8.85%
Bpifrance Participations	6,389,406	7.62%	6,389,406	7.55%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	1.01%	911,444	1.08%
Treasury shares	18,575	0.02%	0	—%
Public	59,286,440	70.71%	59,995,085	70.92%
Total	83,844,411	100.00%	84,598,981	100.00%
After closing

Shareholder	Nb of Shares[1]*	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	10.65%	9,817,546	10.56%
Sanofi-Aventis Participations	8,345,387	9.05%	8,345,387	8.98%
Medimmune Limited	7,485,500	8.12%	7,485,500	8.05%
Bpifrance Participations	6,389,406	6.93%	6,389,406	6.87%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	0.92%	911,444	0.98%
Treasury shares	18,575	0.02%	0	—%
Innate Pharma |Half-year financial report June 30, 2025 | 15

Public	59,286,440	64.31%	59,995,085	64.55%
Total	92,189,798	100.00%	92,944,368	100.00%
[1] Ordinary shares includes ordinary shares plus ordinary shares pursuant to the 2016 and 2017 free preference shares.

◦On May 23, 2025, the Company announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 22, 2025, in Marseille. All resolutions were voted. Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company has transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors (“conseil d’administration”) structure with a Chief Executive Officer.

New Governance Structure

The newly appointed Board of Directors is comprised of the following members:
- Mrs. Irina Staatz-Granzer ;
- Mr. Jonathan Dickinson ;
- Mrs. Véronique Chabernaud;
- Mrs. Pascale Boissel;
- Mrs. Sally Bennett;
- Mr. Christian Itin;
- Mr. Marty J. Duvall;
- Bpifrance Participations, represented by Mr. Olivier Martinez.
The Board of Directors then decided, on May 22, 2025, following the Annual General Meeting, to separate the functions of Chairman of the Board and Chief Executive Officer and appointed Mrs. Irina Staatz Granz as Chair of the Board and Mr Jonathan Dickinson as Chief Executive Officer.
G.Nota
The interim condensed consolidated financial statements for the six-month period ended June 30, 2025 were established in accordance with IAS 34 standard adopted by European Union and as issued by the International Accounting Standards Board (IASB). They have been subject to a limited review by our Statutory Auditors and were approved by the Board of Directors of the Company on September 16, 2025. They will not be submitted for approval to the general meeting of shareholders.
H.Main risks and uncertainties for the remaining six months of the fiscal year
Risk factors identified by the Company are presented in the item 3.D of the annual report filed with the SEC (20-F), on April 30, 2025 (SEC Accession No. 0001598599-25-000042). The main risks and uncertainties the Company may
Innate Pharma |Half-year financial report June 30, 2025 | 16

face in the six remaining months of the year are the same as the ones presented in the annual report available on the internet website of the Company.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

I.Related party transactions
Transactions with related parties during the periods under review are disclosed in Note 18 to the interim consolidated financial statements as of June 30, 2025.

Innate Pharma |Half-year financial report June 30, 2025 | 17

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	4	53,704	66,396
Short-term investments	4	6,323	14,374
Trade receivables and others	5	4,951	4,972
Total current assets		64,978	85,742

Non-current assets
Intangible assets	6	—	—
Property and equipment	7	4,955	5,133
Non-current financial assets	4	10,390	10,281
Other non-current assets		577	575
Trade receivables and others - non-current	5	12,036	9,328
Total non-current assets		27,958	25,317

Total assets		92,937	111,059
Liabilities

Current liabilities
Trade payables and others	8	12,041	16,007
Collaboration liabilities – current portion	13	6,782	7,443
Financial liabilities – current portion	9	8,934	8,709
Deferred revenue – current portion	13	563	616
Provisions - current portion	17	1,106	207
Total current liabilities		29,426	32,982

Non-current liabilities
Collaboration liabilities – non-current portion	13	34,518	41,128
Financial liabilities – non-current portion	9	18,095	22,286
Defined benefit obligations	10	2,666	2,730
Deferred revenue – non-current portion	13	2,628	2,825
Provisions - non-current portion	17	460	274
Total non-current liabilities		58,367	69,244

Shareholders’ equity
Share capital	11	4,610	4,192
Share premium	11	407,048	390,979
Retained earnings		(386,364)	(336,893)
Other reserves		1,194	27
Net income (loss)		(21,344)	(49,471)
Total shareholders’ equity		5,144	8,834

Total liabilities and shareholders’ equity		92,937	111,059

Innate Pharma |Half-year financial report June 30, 2025 | 18

B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

	Note	June 30, 2025	June 30, 2024

Revenue from collaboration and licensing agreements	13	1,671	8,293
Government financing for research expenditures	13	3,189	4,052

Revenue and other income		4,860	12,345

Research and development expenses	14	(20,520)	(29,076)
General and administrative expenses	14	(9,767)	(9,582)

Operating expenses		(30,287)	(38,657)

Operating income (loss)		(25,427)	(26,313)

Financial income	15	6,886	3,613
Financial expenses	15	(2,803)	(2,064)

Net financial income (loss)		4,083	1,549

Net income (loss) before tax		(21,344)	(24,764)

Income tax expense	16	—	—

Net income (loss)		(21,344)	(24,764)

Net income (loss) per share :
Weighted average number of shares :		86,936,945	80,872,369

(in € per share)
- Basic income (loss) per share	20	(0.25)	(0.31)
- Diluted income (loss) per share	20	(0.25)	(0.31)

C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2025	June 30, 2024
Net income (loss) for the period:	(21,344)	(24,764)
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	142	116
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	1,025	(257)
Other comprehensive income (loss)	1,168	(141)
Total comprehensive income (loss)	(20,176)	(24,905)

Innate Pharma |Half-year financial report June 30, 2025 | 19

D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2025	June 30, 2024
Net income (loss)		(21,344)	(24,764)
Depreciation and amortization, net	6, 7	707	1,142
Employee benefits costs	10	79	145
Change in provision for charges	18	1,085	(105)
Share-based compensation expense	14	1,554	1,705
Change in fair value of financial assets	4	(249)	(992)
Foreign exchange (gains) losses on financial assets	4	1,347	(524)
Change in accrued interests on financial assets	4	(191)	(212)
Disposal of property and equipment (scrapping)	6,7	20	18
Other profit or loss items with no cash effect		3	26
Operating cash flow before change in working capital		(16,989)	(23,561)
Change in working capital (2) and (3)		(14,175)	26,597
Net cash generated from / (used in) operating activities: (1)		(31,164)	3,036
Acquisition of property and equipment, net	7.8	(58)	(283)
Purchase of other assets		(3)	—
Disposal of current financial instruments and paid interests	4	7,143	1,215
Interest received on financial assets	15	(108)	—
Net cash generated from / (used in) investing activities:		6,974	932
Proceeds from the exercise / subscription of equity instruments	11	14,932	93
Repayment of borrowings	9	(4,456)	(4,420)
Net cash generated / (used in) from financing activities:		10,476	(4,327)
Effect of the exchange rate changes		1,022	(257)
Net increase / (decrease) in cash and cash equivalents:		(12,692)	(616)
Cash and cash equivalents at the beginning of the year:	4	66,396	70,605
Cash and cash equivalents at the end of the six-months period:	4	53,704	69,989

(1) Cash flows from operating activities include an amount of €0.2 million of interests paid for the first half of 2025 (€1.3 million as of December 31,2024) and interests received for €0.5 million for the first half of 2025 (€1.9 million as of December 31,2024)
(2) Change in working capital are detailed below:

Change in working capital	Note	June 30, 2025	December 31, 2024	Variance
Trade receivables and others - current and non-current portion (excluding receivables related to Property & equipment)	5	16,987	14,300	(2,687)
Trade payables and others (excluding payables related to capital expenditures)	8	(12,041)	(16,007)	(3,966)
Collaboration liabilities - current and non-current portion	13	(41,300)	(48,571)	(7,271)
Deferred revenue - current and non-current portion	13	(3,191)	(3,441)	(250)
Total change in Working Capital		(39,545)	(53,719)	(14,175)
5% retained - Tax credit 2023 refund (3)			490	490
Change in working capital (net of guarantee)		(39,545)	(53,229)	(13,685)
(3) 95% of the pre-financed CIR 2023 has been collected. The 5% retained amount of €0.5 million recorded under ‘Trade receivables and others non current’ as of December 31, 2023 has been reclassified under ‘Other non current assets’ as of December 31, 2024. It will be collected after a three- year delay.

Innate Pharma |Half-year financial report June 30, 2025 | 20

Change in working capital	Note	June 30, 2024	December 31, 2023	Variance
Trade receivables and others - current and non-current portion (excluding receivables related to Property & equipment)	13	34,273	66,111	31,838
Deferred revenue - current and non-current portion	13	(6,915)	(10,483)	(3,568)
Trade payables and others (excluding payables related to capital expenditures)	8	(15,873)	(17,018)	(1,145)
Collaboration liabilities - current and non-current portion	13	(52,149)	(52,677)	(528)
Total change in working capital		(40,664)	(14,067)	26,597

E.Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other comprehensive income	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2023	80,860,563	14,090	4,044	384,255	(329,323)	495	(7,570)	51,901

Net loss	—	—	—	—	—	—	(24,764)	(24,764)
Actuarial gains on defined benefit obligations	—	—	—	—	—	116	—	116
Foreign currency translation loss	—	—	—	—	—	(257)	—	(257)
Total comprehensive gain/(loss) for the period	—	—	—	—	—	(141)	(24,764)	(24,905)

Allocation of prior period income (loss)	—	—	—	—	(7,570)	—	7,570	—
Exercise and subscription of equity instruments	106,844	—	5	88	—	—	—	93
Shared-based payment	—	—	—	1,706	—	—	—	1,706
June 30, 2024	80,967,407	14,090	4,049	386,049	(336,893)	354	(24,764)	28,796

December 31, 2024	83,830,336	14,075	4,192	390,979	(336,893)	27	(49,471)	8,834

Net income	—	—	—	—	—	—	(21,344)	(21,344)
Actuarial loss on defined benefit obligations	—	—	—	—	—	142	—	142
Foreign currency translation loss	—	—	—	—	—	1,025	—	1,025
Total comprehensive gain/(loss) for the period	—	—	—	—	—	1,168	(21,344)	(20,176)

Allocation of prior period income (loss)	—	—	—	—	(49,471)	—	49,471	—
Exercise and subscription of equity instruments	650	(5)	—	—	—	—	—	—
Net Capital Increase	8,345,387	—	417	14,515	—	—	—	14,932
Shared-based payment	—	—	—	1,554	—	—	—	1,554
June 30, 2025	92,176,373	14,070	4,610	407,048	(386,364)	1,195	(21,344)	5,144

Innate Pharma |Half-year financial report June 30, 2025 | 21

F.Interim Condensed Notes to the Consolidated Financial Statements
1.The Company and key events
1.1The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).
Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2025 generated a net loss of 21,344 thousand euros. As of June 30, 2025, shareholders' equity amounted to 5,144 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its drug candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments and debt financing.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2025, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009. This subsidiary is fully consolidated.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in the United States, and had 174 full time equivalent employees as of June 30, 2025.

1.2Key events for the six-month period ended June 30, 2025

•On January 27, 2025, the Company announced the first patient was dosed in its Phase 1 study (NCT06781983), investigating the safety and tolerability of IPH4502, an innovative Antibody-Drug Conjugate (ADC), in patients with advanced solid tumors known to express Nectin-4. The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not
Innate Pharma |Half-year financial report June 30, 2025 | 22

limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105. patients.

•On February 3, 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company on February 27, 2025; until that date he remained EVP, President U.S. Operations. The position of Vice President, President of U.S. Operations is not contemplated to be filled at this time.

•On February 17, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least two prior systemic therapies including mogamulizumab.

•On April 16, 2025, the Company announced that it plans to ask to the next General Meeting to be held on May 22, 2025 to transform into a société anonyme with a Board of Directors ("conseil d'administration"). This transformation is part of a strategic move to simplify and align Innate's corporate governance with international standards.

•On April 23, 2025, the Company announced review of their January 2016 Research Collaboration and License Agreement (the “2016 Agreement”) with Sanofi:
◦as previously disclosed and in alignment with its current strategic priorities, Sanofi will opt to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications;
◦in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET); Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET) on July 1, 2025;
◦as part of these discussions, Sanofi and Innate agreed to a potential investment by Sanofi of up to €15,000,000 in new shares of Innate.

◦On April 24, 2025, the Company announced that, given the satisfactory market conditions, Sanofi has agreed to subscribe to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium). As a result, the Company’s share capital was increased to €4,609,489.90, divided into 92,175,723 ordinary shares, 6,494 2016 preferred shares, and 7,581 2017 preferred shares. The tables below set out the Company’s shareholding, based on the information available to Innate as of the date of this report, before and after the closing of the capital increase:

Before closing
Innate Pharma |Half-year financial report June 30, 2025 | 23

Shareholder	Nb of Shares[1]	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	11.71%	9,817,546	11.60%
Medimmune Limited	7,485,500	8.93%	7,485,500	8.85%
Bpifrance Participations	6,389,406	7.62%	6,389,406	7.55%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	1.01%	911,444	1.08%
Treasury shares	18,575	0.02%	0	—%
Public	59,286,440	70.71%	59,995,085	70.92%
Total	83,844,411	100.00%	84,598,981	100.00%
After closing

Shareholder	Nb of Shares[1]*	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	10.65%	9,817,546	10.56%
Sanofi-Aventis Participations	8,345,387	9.05%	8,345,387	8.98%
Medimmune Limited	7,485,500	8.12%	7,485,500	8.05%
Bpifrance Participations	6,389,406	6.93%	6,389,406	6.87%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	0.92%	911,444	0.98%
Treasury shares	18,575	0.02%	0	—%
Public	59,286,440	64.31%	59,995,085	64.55%
Total	92,189,798	100.00%	92,944,368	100.00%

[1] Ordinary shares includes ordinary shares plus ordinary shares pursuant to the 2016 and 2017 free preference shares.

◦On May 23, 2025, the Company announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 22, 2025, in Marseille. All resolutions were voted. Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company has transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors (“conseil d’administration”) structure with a Chief Executive Officer.

New Governance Structure

The newly appointed Board of Directors is comprised of the following members:
- Mrs. Irina Staatz-Granzer ;
- Mr. Jonathan Dickinson ;
- Mrs. Véronique Chabernaud;
- Mrs. Pascale Boissel;
- Mrs. Sally Bennett;
- Mr. Christian Itin;
Innate Pharma |Half-year financial report June 30, 2025 | 24

- Mr. Marty J. Duvall;
- Bpifrance Participations, represented by Mr. Olivier Martinez.
The Board of Directors then decided, on May 22, 2025, following the Annual General Meeting, to separate the functions of Chairman of the Board and Chief Executive Officer and appointed Mrs. Irina Staatz Granz as Chair of the Board and Mr Jonathan Dickinson as Chief Executive Officer.
2.Basis of presentation and statement of compliance
2.1Basis of preparation
The interim condensed consolidated financial statements as of June 30, 2025 and for the six-months period ended June 30, 2025 and June 30, 2024 and the related notes (together, the “interim condensed consolidated financial statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The interim condensed consolidated financial statements were closed by the Chief Executive Officer, approved and authorized by the Board of Directors on September 16, 2025 upon recommendation of the Audit Committee on September 11, 2025.
They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”), as adopted by the European Union (EU). For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements.
The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2024.
The results of the operations for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any other interim period or for any year in the future.
Except for number of shares and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the interim condensed consolidated financial statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

2.2Use of judgments and estimates
The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
Innate Pharma |Half-year financial report June 30, 2025 | 25

These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 2.w) of the appendix to the consolidated financial statements as of December 31, 2024 filed with SEC (20-F) on April 30, 2025. As of June 30, 2025, the Company has not identified any other significant estimates and judgments that could have an impact on the consolidated financial statements.

2.3Recently issued accounting standards and interpretations
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2025 and, as such, they have been adopted by the Company:
•Amendment to IAS 21 : Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability;
These amended standards have no impact on the interim condensed consolidated financial statements.

The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2025 or have not yet been adopted by the European Union, and have not been applied early:
•IFRS 18 : Presentation of financial statements;
•Amendment to IFRS 9 : Classification and Measurement of Financial Instruments;
•Amendments to IFRS 7 and IFRS 9: Clarification on Nature-dependent electricity contracts.
These standards have not been early applied. Impact studies relating to the application of IFRS 18 and the IFRS 9 Amendment on the classification of financial instruments are in progress.
The accounting rules and valuation principles applied for the financial statements at June 30, 2025 are the same as those applied at December 31, 2024 .
2.4Translation of transactions denominated in foreign currency
Foreign currency transactions are translated into the functionnal currency using the following exchange rates:

	June 30, 2025		December 31, 2024		June 30, 2024
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	1.0930	1.1720	1.0824	1.0389	1.0821	1.0705

3.Management of financial risks
The Company did not identify other risks than the ones presented in the consolidated financial statements for the year ended December 31, 2024.

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4.Cash, cash equivalents, short-term investments and non-current financial assets

(in thousands of euro)	June 30, 2025	December 31, 2024

Cash and cash equivalents	53,704	66,396
Short-term investments	6,323	14,374
Cash, cash equivalents and short-term investments	60,027	80,770
Non-current financial assets	10,390	10,281
Cash, cash equivalents and financial assets	70,417	91,051
Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts and mutual funds units (with short-term maturities) held with various banking institutions.
As of June 30, 2025, the Company also holds shares in three mutual funds. The risk profiles of these funds are rated from 1 to 7 by the financial institution that manages and markets these funds (1 being the lowest risk profile).When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.
Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of June 30, 2025 and December 31, 2024, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €11,541 thousand and €16,530 thousand, respectively.
Changes in short-term investments and non-current financial assets for the six months ended June 30, 2025 and June 30, 2024 are the following:

(in thousands of euro)	December 31, 2024	Additions (1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2025
Short-term investments	14,375	—	(7,035)	140	191	(1,347)	6,324
Non-current financial assets	10,281	—	—	109	—	—	10,390
Total	24,656	—	(7,035)	249	191	(1,347)	16,714

(in thousands of euro)	December 31, 2023	Additions	Deductions	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2024
Short-term investments	21,851	—	(1,215)	438	212	524	21,809
Non-current financial assets	9,796	—	—	553	—	—	10,350
Total	31,647	—	(1,215)	991	212	524	32,159
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
Innate Pharma |Half-year financial report June 30, 2025 | 27

(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.
For the six months ended June 30, 2025 , variance of fair value through the consolidated statement of income (loss) is made of €109 thousand of unrealized gains on non-current financial assets and €140 thousand of unrealized gains on short-term investments. For the six months ended June 30, 2024, variance of fair value through the consolidated statement of income (loss) was made of €553 thousand of unrealized gains on non-current financial assets and €438 thousand of unrealized gains on short-term investments (see note 15).

5.Trade receivables and others

(in thousands of euro)	June 30, 2025	December 31, 2024

Other receivables	146	89
Other tax credits	—	24
Prepaid expenses (2)	2,149	2,820
VAT refund	695	880
Trade account receivables	363	650
Prepayments made to suppliers (3)	1,596	509
Receivables and others - current	4,951	4,972
Research tax credit(1)	10,652	7,464
Prepaid expenses (2)	377	502
Prepayments made to suppliers (3)	1,008	1,362
Receivables and others - non-current	12,036	9,328
Trade receivables and others	16,987	14,300

(1)The amount of €7,464 thousand recognized in non-current receivables as of December 31, 2024 corresponds to the Crédit d’impôt Recherche (CIR) for the 2024 tax year following the fact that the Company no longer met the eligibility criteria for the SME status as of December 31, 2024. Thus, the CIR for the 2024 represented a non-current receivable which will in principle be offset against the French corporate income tax due by the Company with respect to the three following years, or refunded if necessary upon expiry of such a period. In accordance with that principles described in Note 2.q, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of CIR recognized as non current receivables as of June 30, 2025 is €10,652 thousand, which includes €3,189 thousand of CIR for the first half of 2025.
(2)As of June 30, 2025, and December 31, 2024 the prepaid expenses includes amounts of €627 thousand and €754 thousand, respectively, relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of June 30, 2025 and December 31, 2024, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3)As of June 30, 2025, and December 31, 2024, advances had been paid to suppliers. These advances will be deducted from subsequent payments in accordance with the terms of the contracts.
The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

Innate Pharma |Half-year financial report June 30, 2025 | 28

6.Intangible assets

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total

January 1, 2024	416	—	—	416
Acquisitions	—	—	—	—
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations (1)	(294)	(3)	—	(297)
Transfers	—	—	—	—

June 30, 2024	119	—	—	119

January 1, 2025	—	—	—	—
Acquisitions	—	—	—	—
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations (1)	—	—	—	—
Transfers	—	—	—	—

June 30, 2025	—	—	—	—

(1) As of June 30, 2024, this amount included the amortization of rights related to the monalizumab for an amount of €294 thousand.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of June 30, 2025 and estimated that it has been fully amortized in 2024, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were nil and €119 thousand as of June 30, 2025 and June 30, 2024, respectively.

Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial. As avdoralimab is still in clinical trial, the acquired rights are classified as intangible asset in progress. They were subject to annual impairment test.
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of June 30, 2024, according to the uncertainty of these potential future payments, no liability was recognized.
Development costs incurred by the Company are recognized as research and development expenses.
As a reminder, during 2022 fourth quarter, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to discontinue said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in bullous
Innate Pharma |Half-year financial report June 30, 2025 | 29

pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022).
Following that decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of avdoralimab's intangible assets, based on expected future cash flows, as of December 2022, date of the decision. Thus, on decision date to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, avdoralimab rights were fully written down to their net book value, i.e €41,000 thousand.

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7.Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total

December 31, 2023
January 1, 2024	2,958	3,378	—	6,322
Of which right of use assets	1,675	1,374	—	3,049
Acquisitions	15	267	3	285
Of which right of use assets	—	37	—	37
Disposals	—	(18)	—	(18)
Of which right of use assets	—	(18)	—	(18)
Depreciation	(352)	(493)	—	(845)
Of which right of use assets	(288)	(105)	—	(393)
Transfers	—	—	—	—
Of which right of use assets	—	—	—	—
Foreign exchange variation	—	—	—	—
Of which right of use assets	—	—	—	—
June 30, 2024	2,621	3,134	3	5,758
Of which right of use assets	1,387	1,288	—	2,675

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total

January 1, 2025	2,285	2,861	—	5,133
Of which right of use assets	1,269	1,121	—	2,389
Acquisitions	285	276	—	562
Of which right of use assets	285	218	—	503
Disposals	—	(20)	—	(20)
Of which right of use assets	—	(12)	—	(12)
Depreciation	(294)	(413)	—	(707)
Of which right of use assets	(231)	(111)	—	(341)
Transfers	—	—	—	—
Of which right of use assets	—	—	—	—
Foreign exchange variation	(13)	—	—	(13)
Of which right of use assets	(13)	—	—	(13)
June 30, 2025	2,263	2,705	—	4,955
Of which right of use assets	1,310	1,215	—	2,526

Innate Pharma |Half-year financial report June 30, 2025 | 31

8.Trade payables and others

(in thousands of euro)	June 30, 2025	December 31, 2024

Suppliers (excluding payables related to capital expenditures) (1)	4,551	7,923
Tax and employee-related payables	6,593	6,962
Other payables (2)	897	1,122
Trade payables and others (excluding payables related to capital expenditures)	12,041	16,007
Payables related to capital expenditures	—	—
Payables and others	12,041	16,007

(1) At December 31, 2024, trade payables include annual billings not present at June 30, 2025.
(2) As of June 30, 2025 and June 30, 2024, this amount includes mainly the liability related to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021 for €677 and €812 thousand (see note 9).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

9.Financial liabilities

(in thousands of euro)	December 31, 2024	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2025
State guaranteed loan Société Générale (1)	15,125	—	7	(2,479)	—	12,653
State guaranteed loan BNP Paribas (1)	6,558	—	2	(1,082)	—	5,478
State guaranteed loans - accrued interest	—	—	—	—	—	—
Lease liabilities – Building "Le Virage" (3)	131	—	280	(137)	—	274
Lease liabilities – Premises Innate Inc.	164	—	—	(45)	(19)	100
Lease liabilities – Laboratory equipment	—	—	—	—	—	—
Lease liabilities – Vehicles	71	—	6	(26)	—	51
Lease liabilities - Printers	9	—	—	(4)	—	5
Lease liabilities - Meraki	—	—	212	(26)	—	186
Borrowing – Equipment	43	—	—	(28)	—	14
Borrowing – Building (2)	8,894	—	—	(627)	—	8,267
Total	30,995	—	507	(4,454)	(19)	27,029

Innate Pharma |Half-year financial report June 30, 2025 | 32

(in thousands of euro)	December 31, 2023	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2024
State guaranteed loan Société Générale (1)	20,000	—	—	(2,432)	—	17,568
State guaranteed loan BNP Paribas (1)	8,700	—	—	(1,070)	—	7,630
State guaranteed loans - accrued interest	14	—	13	(14)	—	13
Lease liabilities – Building "Le Virage"	375	—	—	(121)	—	254
Lease liabilities – Premises Innate Inc.	246	—	—	(47)	8	207
Lease liabilities – Laboratory equipment	109	—	—	(83)	—	26
Lease liabilities – Vehicles	85	—	19	(17)	—	87
Lease liabilities - Printers	18	—	—	(4)	—	13
Borrowing – Equipment	99	—	—	(28)	—	71
Borrowing – Building (2)	10,247	—	17	(630)	—	9,634
Total	39,893	—	49	(4,446)	8	35,503

(1) As a reminder, on January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years usable from August, 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. In August 2022, the Company has requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees. The amortization of the two loans began in 2024 for a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively.
(2) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of June 30, 2025, the remaining capital of the loan amounted to €8,267 thousand (€8,894 thousand as of December 31, 2024.
Innate Pharma |Half-year financial report June 30, 2025 | 33

The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Following the release of the pledge on the €4.2m financial instrument that had reached maturity, the Company received this amount in July 2024.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
(3) As a reminder, on March 13, 2023, the Company signed an amendment to the lease for the "Le Virage" building, reducing the surface area of the leased premises. The effective date of the lease amendment is March 15, 2023. As a result, and in accordance with IFRS 16, the impact on the consolidated balance sheet at the effective date of the lease amendment is as follows: write-off of a right of use (asset) of €0.5 million and a lease liability of €0.7 million.
The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2025:

	Current	Non Current
	30.06.2026	30.06.2027	30.06.2028	30.06.2029	30.06.2030	>30.06.2030
(in thousands of euro)	Within 1 year	From 1st to 2nd year included	From 2nd to 3th year included	From 3th to 4th year included	From 4th to 5th year included	Over 5 years	Total

State guaranteed loan Société Générale	4,999	5,078	2,569	—	—	—	12,646
State guaranteed loan BNP Paribas	2,175	2,196	1,106	—	—	—	5,476
State guaranteed loans - accrued interest	9	—	—	—	—	—	9
Lease liabilities – Building "Le Virage"	274	—	—	—	—	—	274
Lease liabilities – Premises Innate Inc.	93	8	—	—	—	—	100
Lease liabilities – Laboratory equipment	—	—	—	—	—	—	—
Lease liabilities – Vehicles	24	19	9	—	—	—	53
Lease liabilities - Printers	4	—	—	—	—	—	4
Lease liabilities - Meraki	69	72	43	—	—	—	184
Borrowing – Equipment	14	—	—	—	—	—	14
Borrowing – Building	1,272	1,298	1,324	1,238	1,376	1,759	8,268
Bank account overdraft	8,934	8,670	5,051	1,238	1,376	1,759	27,029

Innate Pharma |Half-year financial report June 30, 2025 | 34

10.Employee benefit
Defined benefit obligation

(in thousands of euro)	June 30, 2025	December 31, 2024

Allowance for retirement defined benefit	2,319	2,369
Allowance for seniority awards	348	361
Defined benefit obligations	2,666	2,730
Amounts recognized in the statement of financial position are determined as follows (in thousand euros):

As of January 1, 2024	2,441

Service cost	353
Payments (benefits and contributions paid by the employer)	(29)
Actuarial (gain) / loss	(36)

As of December 31, 2024	2,730

Service cost	166
Payments (benefits and contributions paid by the employer)	(216)
Actuarial (gain) / loss	(13)

As of June 30, 2025	2,666
There are no assets covering this liability.
Discount rates used by the Company to evaluate retirement benefits were based on iBoxx Corporate AA. The discount rate applied to end-of-career benefits was 3.70% and 3.20% as of June 30, 2025 and December 31, 2024, respectively.

11.Capital
11.1Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2025, the Company’s share capital amounted to €4,609,522 divided into (i) 92,176,373 ordinary shares, each with a nominal value of €0.05; (ii) 6,489 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.
Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
On October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the achievement of the performance criteria. Holders of “2016” preferred shares” are entitled to vote
Innate Pharma |Half-year financial report June 30, 2025 | 35

at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
In April 3, 2021, the retention period for the "2017 free preferred shares" has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. According to these same performance criteria, the Executive Board of April 7, 2021 noted that the "2017 preferred shares" did not give right to any ordinary shares. The “2017 preferred shares” will not be redeemed by the Company and will remain incorporated into the capital, unless subsequently decided by the Executive Board. As the conversion is void, the "2017 preferred shares" no longer give the right to vote at our general meetings, nor to receive dividends.
In the six months ended June 30, 2025, a capital increase of 417,269 occurred as a result of the Executive Board decision on April 24, 2025, subsequent to the creation of 8,345,387 ordinary shares following the €15 million investment by Sanofi. This event led to a net capital increase of 417,269 and a net share premium increase of €14,515 thousand with the creation of 8,345,387 ordinary shares, with a nominal value of €0.05.
11.2Treasury shares
The Company held 18,575 of its own shares as of June 30, 2025 and December 31, 2024, respectively.

11.3Share based payments
The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:

Date	Types	Number of warrants issued as of 6/30/2025	Number of warrants void as of 6/30/2025	Number of warrants exercised as of 6/30/2025	Number of warrants outstanding as of 6/30/2025	Maximum number of shares to be issued as of 6/30/2025	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	2.04
July 1, 2015	BSAAR 2015	1,050,382	1,048,442	1,940	—	—	7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	-
October 21, 2016	AGAP Employees 2016-1	2,486	251	192	2,043	265,590	-
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	-
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	-
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	-
April 3,2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	-
April 3,2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	-
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	-
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	-
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	-
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	-
Innate Pharma |Half-year financial report June 30, 2025 | 36

August 5, 2020	AGAP Employees 2020-1	766,650	681,420	85,230	—	—	-
August 5, 2020	AGAP Management 2020-1	710,000	580,000	130,000	—	—	-
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	-
October 1, 2021	AGAP Employees 2021-1	1,066,600	454,520	612,080	—	—	-
October 1, 2021	AGAP Management 2021-1	610,000	194,000	416,000	—	—	-
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	351,000	—	1,020,500	1,020,500	—
December 12, 2022	AGA Perf Management 2022-1	550,000	25,000	—	525,000	525,000	—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	—
November 2, 2023	AGA New members 2023-1	25,000	—	—	25,000	25,000	—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	190,750	—	1,212,750	1,212,750	—
December 21, 2023	AGA Perf Management 2023-1	750,000	75,000	—	675,000	675,000	—
February 15, 2024	AGA New members 2024-1	25,000	25,000	—	—	—	—
June 10, 2024	AGA "Plan Epargne Entreprise" 2024	68,744	—	68,744	—	—	—
August 1, 2024	AGA Perf Management 2024-1	150,000	—	—	150,000	150,000	—
November 13, 2024	AGA employees 2024-1	370,560	10,920	—	359,640	359,640	—
November 13, 2024	AGA Perf Employees 2024-1	1,162,900	30,500	—	1,132,400	1,132,400	—
November 13, 2024	AGA Perf Management 2024-2	975,000	225,000	—	750,000	750,000	—
November 13, 2024	AGA Management 2024-1	200,000	—	—	200,000	200,000	—
May 7, 2025	AGA 2025-01	220,500	4,700	—	215,800	215,800	—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	—
September 11, 2024	Stock Options 2024-1	100,000	100,000	—	—	—	2.18
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	2.36
July 16, 2014	BSA 2014	150,000	75,000	75,000	—	—	8.65
April 27, 2015	BSA 2015-1	70,000	70,000	—	—	—	9.59
July 1, 2015	BSA 2015-2	14,200	14,200	—	—	—	14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	2.26
	Total as of June 30, 2025	16,093,374	5,369,247	4,368,534	6,355,593	7,103,940

Innate Pharma |Half-year financial report June 30, 2025 | 37

12.Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2025	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost (2)	Fair value
Financial assets
Non-current financial assets	10,390	10,390	—	10,390
Trade receivables and others	16,987	—	16,987	16,987
Short-term investments	6,323	6,323	—	6,323
Cash and cash equivalents	53,704	53,704	—	53,704
Total financial assets	87,404	70,417	16,987	87,404
Financial liabilities
Financial liabilities—non-current portion	18,095	—	18,095	18,095
Financial liabilities—current portion	8,934	—	8,934	8,934
Trade payables and others	12,041	—	12,041	12,041
Total financial liabilities	39,070	—	39,070	39,070

As of December 31, 2024	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized Cost (2)	Fair value
Financial assets
Non-current financial assets	10,281	10,281	—	10,281
Trade receivables and others	14,300	—	14,300	14,300
Short-term investments	14,374	14,374	—	14,374
Cash and cash equivalents	66,396	66,396	—	66,396
Total financial assets	105,351	91,051	14,300	105,351
Financial liabilities
Financial liabilities—non-current portion	22,286	—	22,286	22,286
Financial liabilities—current portion	8,709	—	8,709	8,709
Trade payables and others	16,007	—	16,007	16,007
Total financial liabilities	47,002	—	47,002	47,002

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
In accordance with IFRS 7 and IFRS 13, financial instruments are presented in three categories based on a hierarchy of methods used to determine fair value:

Level 1: fair value determined based on quoted prices in active markets for assets or liabilities;

Level 2: fair value determined on the observable database for the asset or liability concerned either directly or indirectly;

Innate Pharma |Half-year financial report June 30, 2025 | 38

Level 3: fair value determined on the basis of evaluation techniques based in whole or in part on unobservable data.

13.Revenue and other income
13.1Revenue from collaboration and licensing agreements
Revenues from collaboration and licensing agreements result from agreements signed with AstraZeneca, Sanofi :

(in thousands of euro)	30 juin 2025	30 juin 2024

Proceeds from collaboration and licensing agreements	755	7,396
of which monalizumab agreement (AstraZeneca)	56	2,994
of which 2016 Sanofi agreement	—	4,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	198	199
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment, income related to the option exercise and income related to the completion of work in line with the joint research program	—	203
of which other agreements	501	—
Invoicing of R&D costs (IPH5201 agreement)	916	897
Revenue from collaboration and licensing agreements	1,671	8,293

a) Revenue recognition related to monalizumab AZ agreements and amendments
Revenue related to monalizumab decreased by €2.9 million, to €0.1 million for the six months ended June 30, 2025, as compared to €3.0 million for the six months ended June 30, 2024. This decrease is mainly due to the progress of Phase 1/2 trials close to termination.
Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Current	Non-Current	Total
As of December 31, 2023	5,156	—	5,156
Revenue for the six months ended June 30, 2024	(2,994)	—	(2,994)
Transfer from / (to) collaboration liabilities	(172)	—	(172)
As of June 30, 2024	1,990	—	1,990

As of December 31, 2024	215	—	215
Revenue for the six months ended June 30, 2025	(56)	—	(56)
Transfer from / (to) collaboration liabilities	4	—	4
As of June 30, 2025	163	—	163
Change in collaboration liabilities relating to monalizumab agreement:
Innate Pharma |Half-year financial report June 30, 2025 | 39

(in thousands of euro)	Current	Non Current	Total
As of December 31, 2023	7,647	45,030	52,677
Additions	3,301	(3,129)	172
Deductions	(2,419)	—	(2,419)
Foreign exchange impact (1)	1,719	—	1,719
As of June 30, 2024	10,248	41,901	52,149

As of December 31, 2024	7,443	41,128	48,571
Additions	6,610	(6,610)	—
Deductions	(1,679)	—	(1,679)
Foreign exchange impact (1)	(5,592)	—	(5,592)
As of June 30, 2025	6,782	34,518	41,300
(1) Foreign exchange effects are recognized in financial income (see Note 15).
b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Licence revenue related to IPH5201 for the six months ended June 30, 2025 and June 30, 2024 are nil. As a reminder, the Company signed on June 1, 2022 an amendment to the initial contract signed in October 2018. This amendment set the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. Under the terms of this agreement, an amount of €916 thousand was rebilled to AstraZeneca during the first half of 2025 (€897 thousand during the first half of 2024).
c) Revenue related to IPH6401 - IPH6101 - Sanofi (2016)

Revenue related to IPH6401 under the collaboration and license agreement signed with Sanofi are nil for the six months ended June 30, 2025, as compared to a revenue of €4,000 thousand as of June 30, 2024.
During 2024, the Company announced that the first patient was dosed in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial of SAR443579 / IPH6101, evaluating SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs. Under the terms of the 2016 research and licensing agreement with Sanofi, dosing of the first patient in the dose expansion part of the trial triggered a milestone payment to the Company of €4 million recognized as revenue as of June 30, 2024. This amount was received by the Company on May 17, 2024. In alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET); Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET) on July 1st, 2025.
As a reminder, the Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. No milestone payment has been recognized as of June 30, 2025.
d) Revenue related to Sanofi research collaboration and licensing agreement (2022)
On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, under the terms of such agreement, the Company received an upfront payment of €25,000 thousand in March 2023, including €18,500 thousand for the exclusive license, €1,500 thousand for the
Innate Pharma |Half-year financial report June 30, 2025 | 40

research work and €5,000 thousand for the two additional targets options. On December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two targets. This option exercise also resulted in a milestone payment of €15,000 thousand, including €13,300 thousand in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1,700 thousand for the research activities to be carried out by the Company. The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, all upfront payments relating to the licenses granted have been recognized in the income statement representing an amount of €31,800 thousand, including €18.5 million relating to B7-H3 license and €13,300 thousand following the option exercised.
On October 9, 2024, the Company received a termination letter for the license agreement concerning this option. The termination ends the research work. The revenue of €1.7 million was therefore fully recognized as revenue on December 31, 2024.
Innate has regained full rights to IPH67, a NK Cell Engager program derived from the ANKET® platform currently in development for solid tumors. Sanofi retains a right to a low single-digit compensation regarding any future revenue that Innate Pharma may receive for licenses of IPH67, as well as payments based on milestones should the Company develop IPH67 itself, and an ongoing royalty fee in the low-single digits.
Under the terms of the agreement, Sanofi still retains a license option for a third preclinical molecule. The option may be exercised at the latest on January 24, 2028.

Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

(in thousands of euro)	Current	Non-Current	Total
As of December 31, 2023	710	4,617	5,327
Additions	99	—	99
Deductions	(402)	(99)	(501)
As of June 30, 2024	407	4,518	4,925

(in thousands of euro)	Current	Non-Current	Total
As of December 31, 2024	400	2,825	3,225
Additions	198	(198)	—
Deductions	(198)	—	(198)
As of June 30, 2025	400	2,627	3,027

e) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2024	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2025
Monalizumab	215	(56)	—	4	163
Sanofi (2022) option	2,500	—	—	—	2,500
Sanofi (2022) services	726	(198)	—	—	528
Total	3,441	(254)	—	4	3,192

Innate Pharma |Half-year financial report June 30, 2025 | 41

(in thousands of euro)	As of December 31, 2023	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2024
Monalizumab	5,155	(2,994)	—	(172)	1,990
Sanofi (2022) option	2,500	—	—	—	2,500
Sanofi (2022) services	2,826	(402)	—	—	2,424
Total	10,481	(3,396)	—	(172)	6,915

13.2Government financing for research expenditures
The Company receives grants from the European Commission, French government and state organizations in several different forms:
•Research Tax Credits; and
• Investment and operating grants.
As of June 30, 2025 and 2024, an estimate of the research tax credit amount for the first half period is calculated on the basis of eligible expenses over the period.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

(in thousands of euro)	June 30, 2025	June 30, 2024

Research tax credit	3,189	4,050
Grant	—	2
Government financing for research expenditures	3,189	4,052

Innate Pharma |Half-year financial report June 30, 2025 | 42

14.Operating expenses

(in thousands of euro)	June 30, 2025			June 30, 2024
	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs (1)	(8,261)		(8,261)	(15,585)	—	(15,585)
Cost of supplies and consumable materials	(1,460)	(151)	(1,611)	(1,485)	(153)	(1,638)
Personnel expenses other than share-based compensation	(7,899)	(4,328)	(12,227)	(7,532)	(3,470)	(11,002)
Share-based compensation	(1,097)	(457)	(1,554)	(1,175)	(531)	(1,706)
Personnel expenses	(8,996)	(4,784)	(13,781)	(8,707)	(4,001)	(12,708)
Non-scientific advisory and consulting (2)	(157)	(1,397)	(1,554)	(124)	(1,934)	(2,058)
Leasing and maintenance	(438)	(634)	(1,072)	(490)	(710)	(1,200)
Travel expenses and meeting attendance	(170)	(237)	(407)	(272)	(151)	(423)
Marketing, communication and public relations	(26)	(156)	(182)	(16)	(164)	(180)
Scientific advisory and consulting (3)	(354)	—	(354)	(933)	—	(933)
Other purchases and external expenses	(7)	(1,075)	(1,082)	(10)	(1,125)	(1,135)
Depreciation and amortization	(257)	(450)	(707)	(643)	(503)	(1,146)
Intellectual property expenses	(333)	(107)	(440)	(568)	(128)	(696)
Other income and (expenses), net	(61)	(776)	(837)	(242)	(714)	(956)
Total operating expenses	(20,520)	(9,767)	(30,287)	(29,076)	(9,582)	(38,657)

(1)The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties.
(2)Non-scientific advisory and consulting are services performed to support the general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.

14.1Personnel expenses other than share-based compensation
The line item amounted to €12,227 thousand and €11,002 thousand for the six months ended June 30, 2025 and 2024 respectively. The Company had 174 full time equivalent employees as of June 30, 2025, compared to 168 as of June 30, 2024. June 30, 2025, we had 133 employees, in research and development functions, compared to 135 employees as of June 30, 2024. Meanwhile, the administrative staff, totaled 42 people, compared to 39.

14.2Depreciation and amortization
As of June 30, 2024, this amount included the amortization of rights related to the monalizumab for an amount of €294 thousand. The asset is fully amortized since December 31, 2024 This amount included the amortization of tangible assets for an amount of 852 thousand (see Note 6 and 7).
As of June 30, 2025, this amount only included the amortization of tangible assets for an amount of €707 thousand (see Note 6 and 7).

14.3Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

Innate Pharma |Half-year financial report June 30, 2025 | 43

15.Net financial income / (loss)
Net financial income (loss) can be analyzed as follows :

(in thousands of euro)	June 30, 2025	June 30, 2024

Interests on financial assets	793	1,269
Change in valuation allowance on financial instruments	464	1,471
Foreign exchange gains	5,630	873
Financial income	6,886	3,613
Foreign exchange losses	(2,574)	(1,763)
Unrealized losses on financial assets	—	—
Interest on financial liabilities	(229)	(300)
Financial expenses	(2,803)	(2,064)
Net financial income (loss)	4,083	1,549
For the six months ended June 30, 2025 and 2024, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent, financial assets accounts and collaboration liabilities.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
Innate Pharma |Half-year financial report June 30, 2025 | 44

16.Income tax / (expense)
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized in the short and medium term. As a consequence, net deferred tax assets are not recognized.
Management revised comparative balance sheets to offset deferred tax assets and liabilities in application of IAS12.74 for a total amount of €9.1 million as of June 30, 2024. These amounts were determined to be immaterial to the prior periods. As of June 30, 2025 the balances offset amounted to €10.3 million.
Summary of related offset deferred tax :

(in thousands of euro)	June 30, 2025	June 30, 2024

Deferred tax assets / Tax losses carryforwards	9,570	8,466
Deferred tax assets / Provision for defined benefit obligation	667	617
Deferred tax assets / Others	27	39
Deferred Tax assets	10,264	9,123
Deferred tax liabilities / Deferred revenue	9,653	8,413
Deferred tax liabilities / Lease contract (IFRS 16 application)	472	521
Deferred tax assets / Tax amortization	133	188
Deferred tax liabilities / Other	6	—
Deferred Tax liabilities	10,264	9,123

As of June 30, 2025, the accumulated tax losses carryforwards of Innate Pharma SA were €536,759 thousand with no expiration date (same amount as of December 31, 2024). As of June 30, 2025, the accumulated tax losses carryforwards of Innate Pharma Inc was €16,427 thousand or $17,066 thousand (same amount as of December 31, 2024).
The Company did not recognize a current tax expense as of June 30, 2025 regarding a projected tax rate of nil as of December 31, 2024.
Accordingly, net deferred tax assets not recognized are :

(in thousands of euro)	June 30, 2025	June 30, 2024

Deferred tax assets / Tax losses carryforwards - France	124,620	112,427
Deferred tax assets / Tax losses carry forwards - US	2,466	2,714
Deferred Tax assets / Tax losses carryforwards	127,086	115,141

17.Commitments, contingencies and litigation
17.1 Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2024:
•Non-cancellable purchase commitments as of June 30, 2025 for a total of €4,427 thousand with various CMOs. These commitments are comprised of non-cancellable purchase orders placed during the first half of 2025 with contract manufacturing organizations (CMOs) for the supply of various services in relation with preclinical
Innate Pharma |Half-year financial report June 30, 2025 | 45

work for an amount of €2,540 thousand and clinical work for an amount of €1,887 thousand. The execution and billing of these services has not yet started at the date of this report.
•Financial commitments with Société Générale in connection with the Company’s subscription of a loan in order to finance the construction of its future headquarters. As security for the loan, the Company pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. At the date of this report, the first investment of €4,200 thousand had matured and the Company obtained its restitution in July 2024 for a total amount of €4,427 thousand, including interest. As of June 30, 2025, the remaining capital of this loan amounted to €8,267 thousand. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The Company was in compliance with this covenant as of December 31, 2024 and June 30, 2025.

17.2Contingencies and litigations
The Company is exposed to contingent liabilities happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation not accrued by a provision as of June 30, 2025.

17.3 Provisions
Provisions amounted to €1,566 thousand and €481 thousand as of June 30, 2025 and December 31, 2024, respectively. As of June 30, 2025, they mainly consist of provisions relating to compensation payable in connection with employee departures amounting €806 of and provisions for charges amounting €722 thousand relating to the employer contribution in respect of the grants of employee equity instruments. In accordance with French social legislation, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.

18.Related party transactions
Members of the Executive Board and Other Executive Members
For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

(in thousands of euro)	June 30, 2025	June 30, 2024

Personnel and other short-term employee benefits	1,858	1,713
Extra pension benefits	107	21
Share-based compensation	1,537	519
Advisory fees	—	—
Executive Board Members and other Executive Members compensation	3,502	2,253
Innate Pharma |Half-year financial report June 30, 2025 | 46

Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2025 and June 30, 2024 respectively.
As of June 30, 2024, the Company has also recognized expenses totaling €154 thousand including with companies in which a mandate is held by the identified related parties.
Members of the Supervisory Board and Borad of Directors
The Company recognized a provision of €268 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2025. This amount includes the compensation for the Chairman of the Supervisory Board until May 22, 2025 and for Chairman of Board of Directors since then.
Related parties
Novo Nordisk A/S is a shareholder related to the Company by three licensing agreements related to the drug candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2025, the Company has no liability to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab and IPH5201). The payments between the two companies as well as the liabilities and receivables as of June 30, 2025 are as follows:

	As of June 30,2025
(in thousands of euro)	Payments	Assets/Liabilities

Collection (AstraZeneca to the Company) / Receivables	1,281	363
Payments (the Company to AstraZeneca) / Liabilities	(1,986)	(1,873)
Total	(705)	(1,510)

Sanofi invested €15.0 millions in share capital on April 23, 2025 corresponding to 9.05% of total shares. Sanofi is related to the company through two collaboration contracts with the Company. Except the investment, the Company had no financial transaction during the first half of 2025:

30 juin 2025
(in thousands of euro)	Paiements	Bilan

Collection (Sanofi to the Company) / Receivables	—	—
Payments (the Company to Sanofi) / Liabilities	—	—
Total	—	—

Subsidiaries
The business relationships between the Company and its subsidiary are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.

Innate Pharma |Half-year financial report June 30, 2025 | 47

19.Income / (loss) per share
19.1Basic income / (loss) per share
Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	June 30, 2025	June 30, 2024

Net income/(loss)	(21,344)	(24,764)
Weighted average number of ordinary shares in circulation	86,936,945	80,872,369
Basic income/(loss) per share (€ per share)	(0.25)	(0.31)

19.2Diluted income / (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.

In thousands of euro, except for data share	June 30, 2025	June 30, 2024
Net income/(loss) for the period	(21,344)	(24,764)
Weighted average number of ordinary shares in circulation	86,936,945	80,872,369
Adjustment for share instruments
Diluted income/(loss) per share (€ per share)	(0.25)	(0.31)

20.Events after the reporting date
•Innate Pharma plans to prioritize its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab partnered with AstraZeneca; its preclinical research and development (R&D) efforts will focus on advancing the next Antibody Drug Conjugates (ADCs) toward development, leveraging its pipeline of innovative targets. In line with such strategic focus and its objectives, the Company intends to streamline its organization. Staffing levels are expected to decrease overall by about 30% total, including through attrition. The planned layoffs will be implemented through a redundancy plan that is subject to consultation with the Workers’ Council and endorsement by the French authorities (Dreets). The implementation of the change is expected to be completed during the first half of 2026.
•Eric Vivier has decided to return to academic research full-time, and he will continue to support the Company’s innovation as an advisor to the R&D Committee of the Board of Directors. As Chief Operating Officer (COO), Yannis Morel will continue to be responsible for preclinical research and development, and will assume Chief Scientific Officer (CSO) responsibilities.

Innate Pharma |Half-year financial report June 30, 2025 | 48

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION
This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L.451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:

•the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1, 2025 to June 30, 2025;
•the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34- standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Bordeaux, September 16, 2025
The Statutory Auditors
French original signed by

PricewaterhouseCoopers Audit             Deloitte & Associés
         Cédric Mazille             Stéphane Lemanissier
Innate Pharma |Half-year financial report June 30, 2025 | 49

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the consolidated interim financial statements for the six months ended June 30, 2025 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chief Executive Officer
Mr Jonathan Dickinson
Innate Pharma |Half-year financial report June 30, 2025 | 50